FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 21, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Exhibit:

Press Release dated June 21, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

Vice President, Finance & CFO

Date:  June 21, 2004

PRESS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS JUNE 2004 DISTRIBUTION

Calgary, AB – June 21, 2004 - Paramount Energy Trust (“PET" or the “Trust) is pleased to confirm that its distribution to be paid on July 15, 2004 in respect of income received by PET for the month of June 2004, for Unitholders of record on June 30, 2004, will be $0.16 per Trust Unit.  The ex-distribution date is June 28, 2004.  This brings cumulative distributions paid in 2004 to $1.00 per Trust Unit and from inception of the Trust to-date to $3.884 per Trust Unit.  It continues to be expected that this level of monthly distribution will be sustainable for the foreseeable future assuming:

1.

the current forward market for natural gas prices; and

2.

the shut-in of additional volumes of gas effective July 1, 2004 due to the gas over bitumen issue as ordered by the Alberta Energy and Utilities Board (“AEUB”) in Interim Shut-In Orders 04-001 and 04-002 released June 8, 2004.

The current level of distributions does not take into account any future financial solution with the Government of Alberta to compensate the Trust for shut-in gas volumes other then the current temporary financial assistance program of $0.60 per Mcf of foregone production which is currently received in the form of a royalty reduction on a monthly basis.  However, the Department of Energy has indicated its intention to reach a final financial solution to the gas over bitumen issue in a timely fashion.  Further, the current level of distributions does not include incremental cash flows which will accrue to PET from the pending acquisition of Cavell Energy Corporation (“Cavell”).  This transaction is expected to close in mid-July. The Trust intends to include any incremental distributable income from further future royalty reductions as a result of the the gas over bitumen issue and the Cavell acquisition in its monthly distributions once such arrangements are finalized.

The Trust currently has approximately 4.5 MMcf/d of net gas production shut-in as a result of General Bulletin (“GB”) 2003-28 and Interim Shut-In Order 03-001 issued July 22, 2003.  The AEUB has ordered that an additional 14 to 15 MMcf/d of gas production net to PET be shut-in on July 1, 2004 as a result of AEUB Decision 2004-045.  With the interim hearing proceedings of Phase 3 of GB 2003-28 now complete, PET plans to pursue the appeal of GB 2003-28, pursuant to the leave application which was granted by the Alberta Court of Appeal on January 28, 2004.  The schedule for the Court to hear this appeal application is yet to be determined.  Furthermore, PET has filed an application for Leave to Appeal and a Stay of Decision 2004-045 and Shut-In Orders 04-001 and 04-002.  This application will be heard by the Alberta Court of Appeal on July 6, 2004.  PET will continue to aggressively pursue all avenues to preserve its asset base and Unitholder value affected by this regulatory issue.

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, regulatory changes, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 500, 630 - 4 Avenue SW, Calgary, Alberta  T2P 0J9

Telephone:  403 269-4400      Fax:  403 269-6336      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Gary C. Jackson, Vice President, Land, Legal and Acquisitions